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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
TURKCELL ILETISIM HIZMETLERI A.S.

(Name of Issuer)
Ordinary Shares, nominal value TRY 1.000 per share

(Title of Class of Securities)
900111204

(CUSIP Number)
Franz Wolf
Suite 2, 4 Irish Place
Gibraltar
+350 41977

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 28, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1746 (3-06)

SCHEDULE 13D

CUSIP No.	900111204	Page	2	of	21

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Alfa Telecom Turkey Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OF PLACE OF ORGANIZATION

	British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,122,000,000.238

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,122,000,000.238

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,122,000,000.238

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	51.0% of ordinary shares

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC

SCHEDULE 13D

CUSIP No.	900111204	Page	3	of	21

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Alfa Finance Holdings S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OF PLACE OF ORGANIZATION

	Luxembourg

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,122,000,000.238

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,122,000,000.238

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,122,000,000.238

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	51.0% of ordinary shares

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC

SCHEDULE 13D

CUSIP No.	900111204	Page	4	of	21

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). OOO “ALTIMO”

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OF PLACE OF ORGANIZATION

	Russian Federation

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,122,000,000.238

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,122,000,000.238

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,122,000,000.238

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	51.0% of ordinary shares

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

SCHEDULE 13D

CUSIP No.	900111204	Page	5	of	21

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Altimo Holdings & Investments Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OF PLACE OF ORGANIZATION

	British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,122,000,000.238

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,122,000,000.238

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,122,000,000.238

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	51.0% of ordinary shares

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC

SCHEDULE 13D

CUSIP No.	900111204	Page	6	of	21

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). CTF Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OF PLACE OF ORGANIZATION

	Gibraltar

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,122,000,000.238

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,122,000,000.238

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,122,000,000.238

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	51.0% of ordinary shares

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC

SCHEDULE 13D

CUSIP No.	900111204	Page	7	of	21

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Crown Finance Foundation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OF PLACE OF ORGANIZATION

	Liechtenstein

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,122,000,000.238

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,122,000,000.238

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,122,000,000.238

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	51.0% of ordinary shares

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC

SCHEDULE 13D	Page 8 of 21
Introductory Statement.
This Amendment No. 3 on Schedule 13D (this “Amendment”) supplementally amends the initial statement on Schedule 13D, filed December 5, 2005, by Cukurova Telecom Holdings Limited, Alfa Telecom Turkey Limited, Alfa Finance Holdings S.A., CTF Holdings Limited, and Crown Finance Foundation, as amended by Amendment No. 1 on Schedule 13D, filed August 15, 2006, by Cukurova Telecom Holdings Limited, Alfa Telecom Turkey Limited, Alfa Finance Holdings S.A., OOO “Altimo”, Altimo Holdings & Investment Limited, CTF Holdings Limited, and Crown Finance Foundation, and Amendment No. 2 on Schedule 13D, filed December 3, 2007, by Alfa Telecom Turkey Limited, Alfa Finance Holdings S.A., OOO “Altimo”, Altimo Holdings & Investment Limited, CTF Holdings Limited, and Crown Finance Foundation (as amended, the “Existing Statement” and together with this Amendment, the “Statement”). Except as provided herein, this Amendment does not modify any of the information previously reported in the Existing Statement. Capitalized terms not defined in this Amendment have the meanings given them in the Existing Statement.
Item 1. Security and Issuer.
This Statement on Schedule 13D relates to ordinary shares, TRY 1.000 nominal value per share (the “Shares”), of Turkcell Iletisim Hizmetleri A.S. (the “Issuer”). The address of the principal executive office of the Issuer is Turkcell Plaza, Mesrutiyet Caddesi No 71, 34430, Tepebasi, Istanbul, Turkey.
Item 2. Identity and Background
This Amendment is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):
(i)	Alfa Telecom Turkey Limited;

(ii)	Alfa Finance Holdings S.A.;

(iii)	OOO “ALTIMO”;

(iv)	Altimo Holdings & Investments Limited;

(v)	CTF Holdings Limited; and

(vi)	Crown Finance Foundation.
The agreement between the Reporting Persons relating to the joint filing of this Amendment is provided at Exhibit A hereto.
The Reporting Persons
Alfa Telecom Turkey Limited (“Alfa Telecom Turkey”) is a British Virgin Islands company, with its principal address at Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands. The principal business of Alfa Telecom Turkey is to function as a holding company. Alfa Telecom Turkey is the holder of 49% of the total outstanding shares in Cukurova Telecom Holdings Limited (“Cukurova Telecom Holdings”), a British Virgin Islands Company, which in turn is the holder of 52.91% of the total outstanding shares in Turkcell Holding A.S. (“Turkcell Holding”), a Turkish company, and, as a result of which, and as a result of the terms of the Shareholders Agreement (as defined, and as further

SCHEDULE 13D	Page 9 of 21
described, in Items 5 and 6 of the Existing Statement), Alfa Telecom Turkey may be deemed to be a beneficial owner of the Shares held by Turkcell Holding. Current information concerning the identity and background of the directors and officers of Alfa Telecom Turkey is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
Alfa Finance Holdings S.A. (“Alfa Finance”) is a Luxembourg limited liability company with its principal address at 3, Bld du Prince Henri, Luxembourg, L-1724. The principal business of Alfa Finance is to function as a holding company. Alfa Finance is the holder of 50% of the shares of Alfa Telecom Turkey, and as a result of which, and as a result of the terms of the ATTL Shareholders Agreement (as defined, and as further described, in Item 6 of this Amendment), may be deemed to be the beneficial owner of the Shares held by Turkcell Holding. Current information concerning the identity and background of the directors and officers of Alfa Finance is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
OOO “ALTIMO” (“Altimo Russia”) is a Russian company with its principal address at 21 Noviy Arbat Street, GSP-2, Moscow, Russia 119992. The principal business of Altimo Russia is to manage telecom related investments of certain of its related companies. Altimo Russia has entered into the Management Agreement (as defined, and further described, in Item 6 of the Existing Statement) and as such may be deemed to be the beneficial owner of the Shares held by Turkcell Holding. Current information concerning the identity and background of the directors and officers of Altimo Russia is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
Altimo Holdings & Investments Limited (“Altimo Holdings”) is a British Virgin Islands company with its principal address at Trident Chambers, P.O. Box 659, Road Town, Tortola, British Virgin Islands. The principal business of Altimo Holdings is to act as a holding company. Altimo Holdings is the sole shareholder of Altimo Russia, and in such capacity, by virtue of the Management Agreement, may be deemed to be the beneficial owner of the Shares held by Turkcell Holding. Current information regarding the identity and background of the directors and officers of Altimo Holdings is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
CTF Holdings Limited (“CTF Holdings”) is a Gibraltar limited liability company with its principal address at Suite 2, 4 Irish Place, Gibraltar. The principal business of CTF Holdings is to function as a holding company. CTF Holdings is the majority owner of Cotesmore Holdings Limited, a Bahamas corporation (“Cotesmore”), Laketown Services Limited, an Isle of Man corporation (“Laketown”), and Bardsley Investment Corp., a British Virgin Islands corporation (“Bardsley” and, together with Cotesmore and Laketown, the “Holding Companies”). Collectively, the Holding Companies own a majority of the shares of Alfa Finance and Altimo Holdings. As a consequence of its ownership interests in the Holding Companies, CTF Holdings may be deemed to have the power to direct the voting of a majority of the shares of Alfa Finance and Altimo Holdings and may therefore be deemed to be the beneficial owner of the Shares held by Turkcell Holding. Current information concerning the identity and background of the directors and officers of CTF Holdings is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
Crown Finance Foundation (“Crown Finance”) is a Liechtenstein foundation with its principal address at Am Schragen Weg 14, P.O. Box 1618, FL-9490, Vaduz, Liechtenstein. The principal business of Crown Finance is investment and management of the assets and capital of the foundation. Crown Finance is the sole shareholder of CTF Holdings and, in

SCHEDULE 13D	Page 10 of 21
such capacity, may be deemed to be the beneficial owner of the Shares held by Turkcell Holding. Current information concerning the identity and background of the directors and officers of Crown Finance is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
The “Supervisory Board” coordinates the strategic development of a group of related entities, often referred to as the “Alfa Group Consortium,” which group includes the Reporting Persons. In certain instances, the Supervisory Board issues recommendations regarding strategic business decisions to the entities that are members of the Alfa Group Consortium. Current information regarding the identity and background of the members of the Supervisory Board is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he or she is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
No changes.
Item 4. Purpose of Transaction
The following new paragraphs are added to Item 4 of the Existing Statement:
As described in more detail in Item 4 of Amendment 2 to this Schedule 13D, which is incorporated herein by reference, on November 29, 2007, Alfa Finance entered into a sale and purchase agreement (the “ATTL Sale and Purchase Agreement”) with Nadash International Holdings Inc., a British Virgin Islands company (“Nadash”), pursuant to which Alfa Finance agreed to sell to Nadash 50% of the shares of Alfa Telecom Turkey, subject to the satisfaction of certain conditions precedent set out in the ATTL Sale and Purchase Agreement. The ATTL Sale and Purchase Agreement contemplates that upon closing of the sale and purchase of the shares of Alfa Telecom Turkey, the subject shares will be transferred to an escrow agent that will hold legal title to the shares on behalf of Nadash. Nadash will hold beneficial title to the shares.
On January 28, 2008, Alfa Finance and Nadash completed the sale and purchase of 50% of the shares of Alfa Telecom Turkey as contemplated by the ATTL Sale and Purchase Agreement. As a result, legal title to 50% of the shares of Alfa Telecom Turkey were transferred by Alfa Finance to Sable Fiduciary Limited, a British Virgin Islands company, acting as the escrow agent as contemplated by the ATTL Sale and Purchase Agreement and holding such shares for the benefit of Nadash.
In connection with the completion of the transfer of shares in Alfa Telecom Turkey, and as contemplated by the ATTL Sale and Purchase Agreement, Alfa Finance, Nadash, Sable Fiduciary Limited (as escrow agent), and Alfa Telecom Turkey entered into a shareholders agreement (the “ATTL Shareholders Agreement”) governing the parties rights and obligations of the parties in relation to Alfa Telecom Turkey. The ATTL Shareholders

SCHEDULE 13D	Page 11 of 21
Agreement provides that both Alfa Finance and Nadash will have equal representation on the board of directors of Alfa Telecom Turkey and further provides that following the sale and purchase of the shares of Alfa Telecom Turkey contemplated by the ATTL Sale and Purchase Agreement, Alfa Telecom Turkey will use its reasonable endeavors, to the extent it is legally able to do so, to cause the appointment of one nominee of each of Alfa Finance and Nadash to the boards of directors of Cukurova Telecom Holdings, Turkcell Holdings, and the Issuer. The ATTL Shareholders Agreement provides that, to the extent nominees of each of Alfa Finance and Nadash are placed on the board of directors of Cukurova Telecom Holdings, Turkcell Holdings, and/or the Issuer, Alfa Finance and Nadash agree that before any meeting of the boards of directors of such companies, such nominees of Alfa Finance and Nadash will agree how they will vote in respect of relevant issues at the board of directors of the relevant company and, to the extent such agreement cannot be reached, will abstain from voting on the relevant issues.
The ATTL Shareholders Agreement also provides that Nadash’s right to receive dividends from Alfa Telecom Turkey will be limited to the extent that Astelit LLC (“Astelit”), a Ukrainian company and an indirect, majority-owned subsidiary of the Issuer, pays a dividend to its shareholders. If any such dividend is paid by Astelit, Nadash will be entitled to receive a proportionate dividend from Alfa Telecom Turkey according to the formula set out in the ATTL Shareholders Agreement. Nadash will have no right to any other dividends or distributions from Alfa Telecom Turkey.
The ATTL Shareholders Agreement also provide that, under certain circumstances set out therein, Alfa Finance will have an option to repurchase the 50% of the shares of Alfa Telecom Turkey beneficially owned by Nadash. Likewise, under certain circumstance set out in the ATTL Shareholders Agreement, Nadash will have an option to require Alfa Finance to repurchase the 50% of the shares of Alfa Telecom Turkey beneficially owned by Nadash.
A copy of the ATTL Sale and Purchase Agreement is attached hereto as Exhibit B and is incorporated herein by reference. A copy of the ATTL Shareholders Agreement is attached hereto as Exhibit C and is incorporated herein by reference. The foregoing description of the ATTL Sale and Purchase Agreement and the ATTL Shareholders Agreement does not purport to be complete and is qualified in its entirety by the terms of the ATTL Sale and Purchase Agreement and ATTL Shareholders Agreement, which are incorporated herein by reference.
Item 5. Interest in Securities of the Issuer
Item 5 is hereby deleted in its entirety and replaced with the following:
The information set forth in Item 2 and Item 6 hereof is hereby incorporated by reference into this Item 5.
(a) (i) Cukurova Telecom Holdings may be deemed to be the beneficial owner of the 1,122,000,000.238 Shares held by Turkcell Holding, representing 51.0% of the issued and outstanding Shares of the Issuer, by virtue of Cukurova Telecom Holdings ownership of 52.91% of the issued and outstanding share capital of Turkcell Holding, and each of the Reporting Persons may be deemed the beneficial owner of the 1,122,000,000.238 Shares held by Turkcell Holding, representing 51.0% of the total number of Shares outstanding, by virtue of Alfa Telecom Turkey’s ownership of 49% of the issued and outstanding share capital of Cukurova Telecom Holdings and rights that Alfa Telecom Turkey has by virtue of such

SCHEDULE 13D	Page 12 of 21
ownership and the terms of the Shareholders Agreement (as defined, and further described, in Item 6 of the Existing Statement) related to Cukurova Telecom Holdings. Turkcell Holding is the beneficial owner of the 1,122,000,000.238 Shares held by it, representing 51.0% of the issued and outstanding Shares of the Issuer.
(ii) Alfa Telecom Turkey, Cukurova Telecom Holdings, and Cukurova Finance International (as defined in the Existing Statement) have entered into the Shareholders Agreement with respect to Alfa Telecom Turkey’s and Cukurova Finance International’s ownership interests in Cukurova Telecom Holdings, as further described in Item 6 of the Existing Statement , which, among other things, contains a provision requiring that if and to the extent certain persons affiliated with Alfa Telecom Turkey and/or Cukurova Finance International hold Shares, other than those Shares held indirectly by Cukurova Telecom Holdings, Alfa Telecom Turkey or Cukurova Finance International, as applicable, will procure that such Shares are voted as agreed between Alfa Telecom Turkey and Cukurova Finance International at the board of directors of Cukurova Telecom Holdings. As a result, the Reporting Persons may be deemed to be part of a group with Cukurova Finance International within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934. Reference is made to such statements on Schedule 13D or Schedule 13G as have been or may be filed with the Securities and Exchange Commission by Cukurova Finance International, its parent company Cukurova Holding A.S. (“Cukurova Holding”), or any of their affiliates (together, the “Cukurova Parties”), for information regarding such entities, their respective beneficial ownership of Shares, and any changes to such respective beneficial ownership of Shares. To the best of the Reporting Persons’ knowledge and according to a statement on Schedule 13D filed by, among other persons, the Cukurova Parties, on December 5, 2005, and the latest report on Form 20-F for the period ending December 31, 2006, filed by the Issuer on or about April 23, 2007, the Cukurova Parties may be deemed to beneficially own the Shares held by Turkcell Holding and may in addition be deemed to beneficially own 164,240,211.310 Shares (representing 7.47% of the issued and outstanding Shares) held by Cukurova Holding or its affiliated companies. The filing of this Statement shall not be construed as an admission that any of the Reporting Persons or any other person named in Item 2 hereof is the beneficial owner of any Shares held by Cukurova Finance International, Cukurova Holding, or any of their related persons (other than Turkcell Holding).
To the best of the Reporting Persons’ knowledge, except for the Reporting Persons and Turkcell Holding, and other than as noted in Annex A hereto, none of the persons named in response to Item 2 beneficially owns any Shares.
(b) Cukurova Telecom Holdings may be deemed to have the sole power to vote or direct the vote, and sole power to dispose or direct the disposition of, the 1,122,000,000.238 Shares held by Turkcell Holding, representing 51.0% of the total number of Shares outstanding, by virtue of Cukurova Telecom Holdings’ 52.91% interest in Turkcell Holding. Further, each of the Reporting Persons may be deemed to have shared power to vote or direct the vote, and shared power to dispose or direct the disposition of, the 1,122,000,000.238 Shares held by Turkcell Holding, representing 51.0% of the total number of Shares outstanding. The Reporting Persons share such power to vote or direct the vote, and to dispose of or direct the disposition of, the Shares held for the account of Turkcell Holding with Cukurova Finance International by virtue of Alfa Telecom Turkey’s and Cukurova Finance International’s joint ownership of Cukurova Telecom Holdings (in which Alfa Telecom Turkey holds a 49% ownership interest and Cukurova Finance International holds the remaining 51% interest) and the provisions of the Shareholders Agreement. Further, the Reporting Persons except Alfa

SCHEDULE 13D	Page 13 of 21
Telecom Turkey share such power to vote or direct the vote, and to dispose of or direct the disposition of, the Shares held for the account of Turkcell Holding with Nadash by virtue of Alfa Finance’s and Nadash’s joint ownership of Alfa Telecom Turkey (in which Alfa Finance holds a 50% ownership interest and Nadash holds the remaining 50% ownership interest) and the provisions of the ATTL Shareholders Agreement (as defined in this Statement). The Reporting Persons do not know, or have reason to know, the information required by Item 2 with respect to Cukurova Finance International, Cukurova Holding, Nadash, or any of their respective related persons that may be deemed to share such power with the Reporting Persons. Reference is made to such statements on Schedule 13D or Schedule 13G as have been or may be filed with the Securities and Exchange Commission by such entities for information required by Item 2.
To the best of the Reporting Persons’ knowledge, other than the Reporting Persons and other than as noted in Annex A hereto, none of the persons named in Item 2 has the sole or shared power to vote or direct the voting of, or to dispose or direct the disposition of, any Shares.
(c) To the best of the Reporting Persons’ knowledge, there have been no transactions effected with respect to any Shares during the past 60 days by any of the persons named in response to Item 2.
(d) According to a review of the shareholders register of Turkcell Holding, Sonera Holding B.V. is the holder of 47.09% of the shares of Turkcell Holding, and as such has the right to receive 47.09% of any dividends from, or the proceeds from the sale of, the Shares held by Turkcell Holding.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is supplementally amended as follows: On January 28, 2008, Alfa Finance entered into the ATTL Shareholders Agreement with Nadash. The description of the ATTL Shareholders Agreement set forth in Item 4 hereof is hereby incorporated by reference to this Item 6. A copy of the ATTL Shareholders Agreement is attached hereto as Exhibit C and is incorporated herein by reference. The foregoing description of the ATTL Shareholders Agreement does not purport to be complete and is qualified in its entirety by the terms of the ATTL Shareholders Agreement, which is incorporated herein by reference.
Item 7. Material to be Filed as Exhibits
The Exhibit Index is incorporated herein by reference.

SCHEDULE 13D	Page 14 of 21
Signature
     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete, and correct.

ALFA TELECOM TURKEY LIMITED

January 29, 2008
Date

/s/ Pavel Nazarian
Signature

Pavel Nazarian, Director Name/Title

ALFA FINANCE HOLDINGS S.A.

January 29, 2008 Date

/s/ Pavel Nazarian
Signature

Pavel Nazarian, Attorney-in-Fact Name/Title

OOO “ALTIMO”

January 29, 2008 Date
/s/ Vera Bragina
Signature

Vera Bragina, General Director Name/Title

SCHEDULE 13D	Page 15 of 21

ALTIMO HOLDINGS & INVESTMENTS LIMITED

January 29, 2008 Date

/s/ Franz Wolf
Signature

Franz Wolf, Director Name/Title

CTF HOLDINGS LIMITED

January 29, 2008 Date

/s/ Franz Wolf
Signature

Franz Wolf, Director Name/Title

CROWN FINANCE FOUNDATION

January 29, 2008
Date

/s/ Franz Wolf
Signature

Franz Wolf, Attorney-in-Fact Name/Title

SCHEDULE 13D	Page 16 of 21
ANNEX A
Directors and Officers of Alfa Telecom Turkey Limited

Name/Title/Citizenship	Principal Occupation	Business Address
Pavel Nazarian Director (Russia)	Director of headquarters – Alfa Finance Holdings S.A.	3, Bld du Prince Henri L-1724 Luxembourg

Nikolay Varenko Director (Kazakhstan)	Member of the Board of Directors, Visor Holding	240G Furmanov Street, Almaty, 050059, Kazakhstan
Directors and Officers of Alfa Finance Holdings S.A.

Name/Title/Citizenship	Principal Occupation	Business Address
Petr Aven Director (Russia)	President, OJSC “Alfa-Bank”	9 Mashy Poryvaevoy Street, 107078 Moscow, Russia

Mikhail Fridman Director (Russia)	Chairman of the Supervisory Board of Alfa Group Consortium/Chairman of the Board of Directors of OJSC “Alfa Bank”	9 Mashy Poryvaevoy Street, 107078 Moscow, Russia

David Gould Director (United States)	Deputy Director of Corporate Development, Finance and Control for CTF Holdings Limited	6 Sechenovskiy Pereulok, Building 3, Floor 3, 119034 Moscow, Russia

Ildar Karimov Director/Officer (Russia)	Chief Financial Officer – Alfa Finance Holdings S.A.	9 Mashy Poryvaevoy Street, 107078 Moscow, Russia

German Khan Director (Russia)	Executive Director, OAO “TNK-BP Management”	1, Arbat Street, 119019 Moscow, Russia.

Alexander Knaster Director (United States)	Chief Executive Officer – Pamplona Capital Management	25 Park Lane London W1K 1RA, U.K.

SCHEDULE 13D	Page 17 of 21

Name/Title/Citizenship	Principal Occupation	Business Address
Andrei Kosogov Director (Russia)	Chairman of the Advisory Committee, Altimo Holdings & Investments Limited	32 Sadovaya Kudrinskaya, 123001 Moscow, Russia

Alexey Kuzmichev Director (Russia)	Member of the Supervisory Board, Alfa Group Consortium	21 Novy Arbat Street, 10th floor, office 1046, 121019 Moscow, Russia

Pavel Nazarian Officer (Russia)	Director of headquarters – Alfa Finance Holdings S.A.	3, Bld du Prince Henri Luxembourg, L-1724
Directors and Officers of OOO “ALTIMO”

Name/Title/Citizenship	Principal Occupation	Business Address
Anna Severinova General Director (Russia)	General Director – OOO “ALTIMO”	21 Noviy Arbat Street, GSP-2, Moscow, Russia 119992

Svetlana Grigoryeva Chief Accountant (Russia)	Chief Accountant – OOO “ALTIMO”	21 Noviy Arbat Street, GSP-2, Moscow, Russia 119992

Alexey Gavrilov Acting General Director (Russia)	Acting General Director – OOO “ ALTIMO”	21 Noviy Arbat Street, GSP-2, Moscow, Russia 119992
Directors and Officers of Altimo Holdings & Investments Limited

Name/Title/Citizenship	Principal Occupation	Business Address
Geoffrey Piers Hemy, Director (United Kingdom)	Director, Grand Financial Group Limited	Cassandra Centre, Office 302, 29 Theklas Lyssioti Street, Limassol, Cyprus

Georgia Karydes, Director (Cyprus)	Director, Administrator of Feldmans Management (Overseas) Limited	6 Nikou Georgiou Street, Block C, Office 704, Nicosia 1095, Cyprus

Olga Kichatova, Director (Russia)	Financial Director of MRO CTF Consultancy Ltd.	3rd Floor, Building 3, 6 Sechenovskiy Pereulok, 119034 Moscow, Russia

SCHEDULE 13D	Page 18 of 21

Name/Title/Citizenship	Principal Occupation	Business Address
Leonid Reznikovich, Chief Executive Officer (Russia)	Chief Executive Officer, Altimo	11 Savvinskaya Nab., 119435 Moscow, Russia

Marina Kushnareva, Director (Russia)	Director, CTF Holdings Limited	Suite 2 4 Irish Place, Gibraltar

Franz Wolf, Director (Germany)	Director, CTF Holdings Limited	Suite 2 4 Irish Place, Gibraltar
Directors and Officers of CTF Holdings Limited

Name/Title/Citizenship	Principal Occupation	Business Address
Marina Kushnareva Director (Russia)	Director, CTF Holdings Limited	Suite 2, 4 Irish Place, Gibraltar

Franz Wolf Director (Germany)	Director, CTF Holdings Limited	Suite 2, 4 Irish Place, Gibraltar
Directors and Officers of Crown Finance Foundation

Name/Title/Citizenship	Principal Occupation	Business Address
Christian Rosenow Director (Switzerland)	President of the Board and CEO of CBR Privatinvest Ltd.	Talacker 35, 8001 Zurich Switzerland

Dr. Norbert Seeger Director (Liechtenstein)	Attorney, Law Office of Dr. Norbert Seeger	Am Schragen Weg 14, P.O. Box 1618, FL-9490 Vaduz, Liechtenstein

Dr. Christian Zangerle Director (Austria)	Attorney, Law Office of Dr. Norbert Seeger	Am Schragen Weg 14, P.O. Box 1618, FL-9490 Vaduz, Liechtenstein

SCHEDULE 13D	Page 19 of 21
Members of the Supervisory Board of the Alfa Group Consortium

Name/Title/Citizenship	Principal Occupation	Business Address
Petr Aven (Russia)	President, OJSC “Alfa-Bank”	9 Mashy Poryvaevoy Street, 107078 Moscow, Russia

Alexander Fain (Russia)	Chief Executive Officer, OOO “Alfa-Eco M”	12 Krasnopresnenskaya Nab. CMT2, Entrance 7, 123610 Moscow, Russia

Mikhail Fridman (Russia)	Chairman of the Supervisory Board of Alfa Group Consortium/Chairman of the Board of Directors of OJSC “Alfa Bank”	9 Mashy Poryvaevoy Street, 107078 Moscow, Russia

Mikhail Gamzin (Russia)	Managing Partner, Russian Technologies Investment Consultants Limited (Cyprus)	6 Gasheka Street, Dukat Place III, Office 1210, 125047 Moscow, Russia

German Khan (Russia)	Executive Director, OAO “TNK-BP Management”	1, Arbat Street, 119019 Moscow, Russia

Lev Khasis (Russia)	Chief Executive Officer, X5 Retail Group N.V.	Srednyaya Kalitnikovskaya treet 28-4, 09029 Moscow, Russia

Alexander Kosiyanenko (Russia)	Member of the Supervisory Board, X5 Retail Group N.V.	Sadovaya-Samotechnaya 24\27, 127051 Moscow, Russia

Andrei Kosogov (Russia)	Chairman of the Advisory Committee, Altimo Holdings & Investments Limited	32 Sadovaya Kudrinskaya, 123001 Moscow, Russia

Alexey Kuzmichev (Russia)	Member of the Supervisory Board, Alfa Group Consortium	21 Novy Arbat Street, 10th floor, office 1046, 121019 Moscow, Russia

Nigel John Robinson (United Kingdom)	Director of Corporate Development, Finance and Control, CTF Holdings Ltd.	Sechenovskiy Pereulok 6/3, 119034, Moscow, Russia

Alexey Reznikovich (Russia)	Chief Executive Officer, Altimo	11 Savvinskaya Nab., 119435 Moscow, Russia

SCHEDULE 13D	Page 20 of 21

Name/Title/Citizenship	Principal Occupation	Business Address
Alexander Savin (Russia)	Managing Director, Investitsionnaya Kompaniya A-1	12 Krasnopresnenskaya Nab., International Trade Center 2, Entrance 7, 123610 Moscow, Russia

EXHIBIT INDEX
Exhibit A   Joint Filing Agreement, incorporated herein by reference to Exhibit A to Amendment No. 1 to the Statement on Schedule 13D filed by Cukurova Telecom Holdings Limited, Alfa Telecom Turkey Limited, Alfa Finance Holdings S.A., OOO “ALTIMO”, Altimo Holdings & Investments Limited, CTF Holdings Limited, and Crown Finance Foundation with the Securities and Exchange Commission on August 15, 2006.
Exhibit B   Sale and Purchase Agreement, dated November 29, 2007, between Alfa Finance Holdings S.A. and Nadash International Holdings Inc., incorporated herein by reference to Exhibit B to Amendment No. 2 to the Statement on Schedule 13D filed by Alfa Telecom Turkey Limited, Alfa Finance Holdings S.A., OOO “ALTIMO”, Altimo Holdings & Investments Limited, CTF Holdings Limited, and Crown Finance Foundation with the Securities and Exchange Commission on December 3, 2007.
Exhibit C   Shareholders Agreement relating to Alfa Telecom Turkey Limited, dated January 28, 2008, between Alfa Finance Holdings S.A., Nadash International Holdings Inc., Sable Fiduciary Limited, and Alfa Telecom Turkey Limited.
Exhibit D   A conformed copy of the Power of Attorney authorizing Pavel Nazarian to sign this Amendment No. 3 on behalf of Alfa Finance Holdings S.A., incorporated herein by reference to Exhibit B to the Statement on Schedule 13D filed by Cukurova Telecom Holdings Limited, Alfa Telecom Turkey Limited, Alfa Finance Holdings S.A., CTF Holdings Limited, and Crown Finance Foundation with the Securities and Exchange Commission on December 5, 2005.
Exhibit E   A conformed copy of the Power of Attorney authorizing Franz Wolf to sign this Amendment No. 3 on behalf of Crown Finance Foundation, incorporated herein by reference to Exhibit D to Amendment No. 2 to the Statement on Schedule 13D filed by Alfa Telecom Turkey Limited, Alfa Finance Holdings S.A., OOO “ALTIMO”, Altimo Holdings & Investments Limited, CTF Holdings Limited, and Crown Finance Foundation with the Securities and Exchange Commission on December 3, 2007.